Exhibit 3.7

State of Delaware Secretary of State Division of Corporations Delivered 12:38 PM 03/16/2012 FILED 12:21 PM 03/16/2012 SRV 120320497 – 5124746 FILE

CERTIFICATE OF FORMATION

OF

ARP BARNETT, LLC

1. The name of the limited liability company is ARP Barnett, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of ARP Barnett, LLC this 16th day of March, 2012.

By:
Rosemary Morice, Authorized Person